December 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (303) 812-1445
H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation
707 17th Street
Suite 3600
Denver, Colorado 80202

> **Re: Forest Oil Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2007**
> **File No. 001-13515**

Dear Mr. Clark:

        We have reviewed your response letter dated September 20, 2007 and have the
following comments. Please respond to our comments by December 19, 2007 or tell us
by that time when you will provide us with a response. If the comments request revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

Annual Incentive Bonus, page 13

  1.   We note your response to prior comment 3. You need to further elaborate on
        your competitive harm argument. Ensure that each argument you present focuses
        on the competitive harm that would result if the targets are disclosed. Also,
        ensure that each assertion of competitive harm is adequately supported. For
        example, you assert that the disclosure of the rate of return on capital
        investments, cash cost, and production targets would place you at a disadvantage
        in the acquisition or divestiture of oil and gas assets because the disclosure would
        reveal the board's current determination as to acceptable investment criteria. You
        further note that the disclosure of the production targets would reveal how much
        production, on a business unit basis, the board targets to achieve, including

through acquisitions. You do not explain, however, why you believe that the disclosure of the targets would have the asserted results.

2.   Given your response to prior comment 3, it is unclear whether you intend to provide the information requested by prior comment 5. Please confirm that you intend to comply with the comment or provide supplemental analysis explaining the reasons for believing that no responsive disclosure is required.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney-Advisor